

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 23, 2009

John L. Morgan
Chairman and Chief Executive Officer
Winmark Corporation
605 Highway 169 North
Suite 400
Minneapolis, Minnesota 55441

   Re: Winmark Corporation
      Definitive Proxy Statement on Schedule 14A
      Filed March 16, 2009
      Form 10-Q for the Fiscal Quarter Ended September 26, 2009
      Filed October 23, 2009
      File No. 000-22012

Dear Mr. Morgan:

   We have reviewed your filings and have the following comments. With the exception of the comment to the above-referenced 10-Q that requires an amendment of your 10-Q, you should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

General

1.   Please provide the disclosure required by Item 404(b) of Regulation S-K. Refer to Item 13 of Form 10-K.

Form 10-Q for the Fiscal Quarter Ended September 26, 2009

Exhibit 31.2

2.   The certification of your chief financial officer must comply with the signature requirements of Rule 302 of Regulation S-T. Please amend your Form 10-Q for the fiscal quarter ended September 26, 2009 to include new certifications that contain conformed signatures in accordance with Rule 302 of Regulation S-T.

3.   Please confirm to us that you obtained a manually signed certification filed as Exhibit 31.2 from you chief financial officer at the time of the original filing in accordance with Rule 302 of Regulation S-T.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director